June 2, 2020

VIA EDGAR

Ms. Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed April 27, 2019
File No. 333-235727

Dear Ms. Paik:

This letter is in response to the letter dated May 22, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (“Amendment No.3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed April 27, 2020

Because we are a Cayman Island company and all of our business is conducted in the PRC...,

1.       Here or under “Enforcement of Civil Liabilities,” please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020.

In response to the Staff’s comment, we revised our disclosure on page 21 of Amendment No.3 to include additional disclosure related to new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020.

Exhibits

2.       Please file your agreements with Picc Beijing Branch and China United Life Insurance Co., Ltd. Beijing Branch as exhibits to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we are filing our agreements with PICC Beijing Branch and China United Life Insurance Co., Ltd. Beijing Branch as exhibits 10.9 and 10.10, respectively, to Amendment No.3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhe Wang
Name: Zhe Wang
Title: Chief Executive Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC